Filed by NYSE Euronext

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

Excerpt from Video Address by Duncan Niederauer, CEO of NYSE Euronext, to Employees

March 1, 2013

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Duncan: Greetings, everybody. I’m coming to you today from the Conrad Hotel in lower Manhattan where we’re having our annual leadership forum here today. It’s been an interesting month. That’s a pretty high bar for me, so if I say it’s been an interesting month, trust me – it’s been an interesting month. It’s a month started with us reporting our fourth quarter earnings from last year and now we’re wrapping it up here at the Conrad with the leaders of our company talking about the plan for 2013 and beyond.

What I thought I’d start with today is just some deal updates. I know that’s in everybody’s mind, and I thought I’d talk to you a little bit about the progress we’re making on the transaction with our friends at ICE. First of all, you probably saw from your corporate communications team that we’ve already gotten Hart-Scott-Rodino clearance, so no second requests from the DOJ here in the United States, so we’re very excited about that. We filed the S-4 with the SEC. We’ve already gotten the first round of comments back, and we’ll be going back with responses to those comments in the very near future, and that keeps us on track for a shareholder vote sometime in the second quarter.

I had a chance to go to Paris last week and spend some time not only with our own people in a town hall meeting, but I spent some time with our friends at the Treasury and also the French Regulator, the AMF. Very good dialogue at all the meetings. I got a lot of good feedback not only from our employees, but also from the folks at Treasury and at the Regulator. We continue to stay very engaged with our college of regulators in Europe. Our next regularly scheduled quarterly meeting is March 27th. Jeff and I will both be there, and what we’ll be largely focused on at that meeting is providing more details around the proposed IPO of the Euronext assets – so, more to come on that in the coming weeks.

Jeff and I have also been out meeting with a lot of stakeholders, be they regulators or customers, and we continue to solicit very good feedback from all of them so we can make sure we keep moving forward in a way that makes sense for everybody.

On the integration front, we’re progressing nicely. I spent the better part of the day last Thursday down in Atlanta with Jeff and Scott Hill, who will be the CFO of the new company, and we’re really starting to get through a lot of the different work streams as we try to figure out how to put these two great companies together.

I intend to stay until the end of 2014 at least. I’ve committed that to the Board. I’ve committed that to ICE. I’ve committed that to some of our shareholders. That is absolutely my intent. So I intend to stay as the president of the new company and the CEO of NYSE group. Scott Cutler will run listings. Joe will run the U.S. equities trading business. Steve Crutchfield will continue to run the U.S. options business. Steve will report to Joe, as he does now, and Joe and Scott, we envision, will report to me. We’ll have more to come on the organization. I ask two things of you: one, be patient; you know we communicate when we have the information. And two, if you hear something we haven’t shared with you – or it’s inconsistent with what we’ve told you – please give us the benefit of the doubt, as I think you always do, and know that we’ll communicate in due course when and as we make these decisions.

END.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as are described in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed by ICE with the SEC, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 6, 2013, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 26, 2014. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, neither ICE nor NYSE Euronext undertakes any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S-4, which includes a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.